September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (516) 327-7860

George L. Engelke, Jr.
Chief Executive Officer
Astoria Financial Corp.
One Astoria Federal Plaza
Lake Success, NY 11042-1085

      Re: Astoria Financial Corp.
              Definitive 14A
              Filed April 10, 2007
              File No.

Dear Mr. Engelke:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 11

1. You discuss specific tasks performed by your compensation consultant, both in this section and in the Compensation Discussion and Analysis. Discuss, in detail, the scope of the assignment given to Watson Wyatt as part of its engagement with regard to 2006 compensation, including any instructions provided by the Committee. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

2. It appears that your Chief Executive advises and makes recommendations to the Committee regarding his own performance as well as regarding the compensation of the company's executive officers, including the named executives. In the Compensation Discussion and Analysis section, you state that the Committee may consult with members of "management" in making decisions regarding compensation. Please discuss the participation by other members of management as part of the Committee's decision making process. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Transactions with Certain Related Persons, page 13

3. You disclose that officers and directors are entitled to discounts on mortgage and home equity loans. Provide the revised representations required by Instruction 4 to Item 404(a) of Regulation S-K. If you are not able to provide the representations, provide the information required by Item 404(a) for any loan that exceeds the threshold amount that was outstanding during the year.

4. Disclose whether your policy for the approval of related party transactions is maintained in written form. Please refer to Item 404(b)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 21

5. You disclose that the Committee considers the compensation of executives of similar sized thrifts in setting the compensation of your named executive officers, to ensure that compensation to Astoria's executives is competitive. You also specifically mention the 2005 SNL Executive Compensation Review, Banks and Thrifts. Also, on page 12 you disclose that Watson Wyatt created a peer group for Astoria in 2006. Please disclose and explain how the Committee uses the information provided by these measurements of other companies' executive compensation. In particular, please clarify whether the Committee considers these amounts in making compensation awards using its discretionary authority, or if the Committee targets a particular percentage for the size of overall compensation or any particular element of compensation. Furthermore, you disclose that the size of compensation in the Banking and Thrift industry is largely tied to the size and complexity of a particular institution. Please discuss whether the Committee tracks the compensation practices of any particular

subgroup of institutions. If the Committee does track a particular group, please discuss the group used in determining the past fiscal year compensation and identify the members of the group. Please refer to Item 402(b)(1)(iv) and (v) and 402(b)(2)(xiv) of Regulation S-K.

6. You disclose a number of factors, from industry surveys to measurements of corporate performance which impact the size of individual portions of the named executive officers compensation. However, in discussing both short term non-equity compensation and longer term equity compensation, you do not discuss specifically how the Committee determined the size of compensation awards given to the named executive officers for performance during the year. If the Committee looks to a particular factor, like a desire to maintain compensation consistent with your peers, discuss that factor. If the Committee considers these factors and then uses its discretion to set the actual target payout amounts, then that use of discretion must be discussed. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

7. You disclose that the base salaries of the named executive officers increased in 2006, largely as a result of "increases in the cost of living within the market from which AFC draws its workforce." Please clarify the source of the analysis of changes in cost of living within your market area. Please refer to Item 402(b)(1)(v) of Regulation S-K.

8. On page 22 you discuss the share ownership requirements for the named executive officers. Identify the ownership requirements for the officers as a multiple of their salaries.

9. You discuss adjustments made to the performance targets due to material events during 2006, including larger repurchase activities and the termination of equity swaps. Clarify whether these revisions were the result of a determination by the Committee that such a result better reflects the portion of performance which the named executives had control over, or if the adjustments were required by the Executive Incentive Plan. Also, to the extent that these adjustments were done at the discretion of the Compensation Committee, please clarify the cumulative effect of the adjustments relative to the performance measurements. Furthermore, please discuss any material changes to performance targets for the upcoming year over the targets disclosed for 2006. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K.

10. Discuss why Astoria Financial entered into employment agreements with the named executive officers and how these agreements, and their specific terms, meet the goals of the compensation program of Astoria Financial. Please discuss how the Committee determined each material term, including the payment schedule, was appropriate. For example, discuss any evaluation of peer practices

or any negotiation between the company and the relevant named executive officers. Please refer to Item 402(b)(1)(iii) and (v) and Item 402(b)(2)(xv) of Regulation S-K.

11. Discuss the Reasons for the material differences in compensation policies and amounts paid to the various named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A.   In particular, please provide a discussion of how and why the compensation of your CEO differs so significantly from that of the other named executive officers. If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

Pension Benefits, page 38

12. Please explain, in the narrative discussion, the terms and assumptions used to value the Supplemental Plan, since it appears that Mr. Redman is eligible for the plan but his plan value is $0. Please refer to Item 402(h)(3) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Alan Eggleston
        General Counsel